UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of JULY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  July 12, 2007                       /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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        HALO HITS NEW HIGH GRADE ZONES AT JUNGLE LAKE COPPER-ZINC DEPOSIT

TORONTO, ONTARIO, JULY 12, 2007 -- LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the results of an additional 1,222 m of drilling at the Jungle Lake copper-zinc sulphide deposit, "The discovery of a thick high-grade copper zone in DH 28 is exciting and is expected to have a positive impact on future Jungle Lake resources" says Lynda Bloom. "We are also encouraged that the results for the 10 holes reported to date for the Jungle Lake deposit confirm the width and assay grades of the massive sulphide lenses identified by Hudson Bay Exploration & Development (HBED) in the 1950s. We derive significant benefit from drilling the deposits such as the Jungle and Bob Lakes because we can now apply our detailed knowledge of the geology in these areas to the over 100 new exploration targets based on geophysical VTEM anomalies that we are investigating." The drilling program at the 20,876 hectare property at Sherridon, Manitoba is an integral part of the Company's plan to assess the known deposits at Sherridon and move towards definition of regulatory-compliant resources and reserves.

Drilling is expected to continue at Sherridon for the rest of 2007.

                                   HIGHLIGHTS

o HALO INTERSECTS 8.2 M OF 2.79% COPPER AND 0.43% ZINC AT 200 M DEPTH AT JUNGLE LAKE

o    9.3M OF 4% ZINC DRILLED AT 300 M DEPTH

o    ASSAYS PENDING FOR PARK LAKE BASE METAL DEPOSIT AT SHERRIDON

o    SIX DEPOSITS WITHIN 5 KM OF SHERRIDON TARGETED FOR DRILLING

TECHNICAL HIGHLIGHTS

Results from an additional four drill holes completed at the Jungle Lake deposit are reported in the following assay table. The four holes were drilled over a distance of 300 m towards the northern limit of the resource boundary determined by Hudson Bay Exploration and Development Company Limited (HBED), with holes DH27 and DH28 drilled from the same platform.

The mineralized lens are expected to dip approximately 40(0) northwest and the mineralized intersections are therefore deeper towards the north and were intersected in these four holes at between 200 and 300 m from surface. The higher-grade intersection of 3.95% zinc and 0.5% Cu over 9.3 m in the deeper DH26 is an indication that the massive sulphide lens may be zoned with respect to copper and zinc. Intersections closer to surface, for example 1.4% copper and 0.8% zinc over 12.3 m in DH20, appear to have lower zinc grades but higher copper grades. The high-grade copper intersection in DH 28 is located at a relatively shallow depth of approximately 200 m and occurs within a broad mineralized horizon approximately 30 m thick.

                                                                          ..../2


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                                      -2-

        DIP/
HOLE  AZIMUTH     FROM       TO      INTERVAL   CU       ZN       AG        AU
                   (m)       (m)       (m)      (%)      (%)     (g/t)     (g/t)

DH26    -82/192   299.91    309.20     9.29     0.51     3.95     4.34     0.12

DH27    -74/192   258.41    261.73     3.32     0.75     0.93     8.04     0.25
                  266.64    268.21     1.57     1.80     1.49    13.01     0.37
                  273.39    274.76     1.37     0.66     0.55     5.17     0.14

DH28    -52/192   233.95    242.11     8.16     2.79     0.43    17.20     0.66

DH29    -90/0     241.60    250.40     8.80     0.98     0.70     6.60     0.30
including         243.40    250.40     7.00     1.19     0.76     7.86     0.40

* True widths may be overstated by up to 10% due to orientation of the sulphide lenses.

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ON BEHALF OF THE BOARD

Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068 lbloom@halores.com

ABOUT THE JUNGLE LAKE DEPOSIT

The Jungle Lake deposit was discovered and drilled by HBED from 1958 to 1967. Historical resource estimates calculated by HBED on the Jungle Lake deposit are
3.4 million tonnes grading 1.42% copper and 1.1% zinc All resources stated in this press release are historical in nature. Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101. Halo and its Qualified Persons have not done sufficient work to reclassify the historical estimates as current mineral resources. Halo is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon. More recent estimates or data are not available to Halo.

Halo has the option to earn 100 percent interest in the Jungle Lake deposit from HBED through a series of cash and share payments and escalating work commitments as detailed in the option agreement.

ABOUT THE SHERRIDON VMS PROPERTY

The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

ABOUT HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is


                                                                          ..../3


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                                      -3-


a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

________________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.




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